                          LUSE GORMAN POMERENK & SCHICK
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                     5335 WISCONSIN AVENUE, N.W., SUITE 400
                             WASHINGTON, D.C. 20015

                            TELEPHONE (202) 274-2000
                            FACSIMILE (202) 362-2902
                                 WWW.LUSELAW.COM

WRITER'S DIRECT DIAL NUMBER                                      WRITER'S E-MAIL
(202) 274-2031                                                  GLAX@LUSELAW.COM

                                 March 24, 2005

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

       RE:   FIRST FEDERAL BANC OF THE SOUTHWEST, INC.
             PRE-EFFECTIVE AMENDMENT NO. TWO TO THE FORM S-4;
             FILE NO. 333-120729

Dear Sir or Madam:

        On behalf of our client, First Federal Banc of the Southwest, Inc. (the "Company"), attached is a marked copy of Pre-Effective Amendment No. Three to the Company's Form S-4 (the "Amendment"). The Amendment responds to comments raised by the SEC Staff in a letter dated March 18, 2005 (the "Comment Letter"). The Company's responses to the Staff's comments, which are set forth below, are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, a copy of the Comment Letter is attached hereto.

                                    RESPONSES

1.      The disclosure has been revised as requested.

2.      The disclosure has been revised as requested.

3.      The disclosure has been revised as requested.

4.      The disclosure has been revised as requested.

5.      The disclosure has been revised in response to this comment.

6.      The disclosure has been revised in response to this comment.

7.      The disclosure has been revised in response to this comment.

8.      The disclosure has been revised as requested.

9.      The disclosure has been revised in response to this comment.

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LUSE GORMAN POMERENK & SCHICK
   A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
March 24, 2005
Page 2


9.      The document has been revised in response to this comment.

10.     The document has been revised in response to this comment.

11.     The document has been revised in response to this comment.

12.     The document has been revised in response to this comment.

13.     The document has been revised in response to this comment.

14.     The document has been revised in response to this comment.

        If the Staff has any questions or comments with respect to the Amendment, please do not hesitate to contact me.

                                             Very truly yours,

                                             /s/ Gary A. Lax, Esq.

                                             Gary A. Lax, Esq.

Attachments
cc:     William Friar, Senior Financial Analyst
        Gregory Dundas, Esq.
        Heidi Berg, Staff Accountant
        Donald Walker, Senior Assistant Chief Accountant
        Bowman Lee, OTS
        Aubrey L. Dunn, Jr.
        Kip A. Weissman, Esq.
        Richard Fisch, Esq.